SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of January, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





CORPORACION DURANGO ANNOUNCES AUDIT FIRM CHANGE


Durango, Dgo., Mexico, January 13, 2005 - Corporacion Durango, S.A.
de C.V. (BMV: CODUSA) (the Company or Corporacion Durango), the largest integrated paper producer in Mexico, announced that it has appointed PricewaterhouseCoopers, S.C. as its independent auditors. PricewaterhouseCoopers will replace Galaz, Yamasaki, Ruiz Urquiza, S.C. The Companys decision to appointment the new auditors was done as a result of the budget policies of the subscriber.

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.


CONTACTS



Corporacion Durango, S.A. de C.V.
Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

White & Case LLP
Emilio J. Alvarez-Farre
(305) 995-5219
ealvarez@whitecase.com



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  January 13, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer